UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41089

Advanced Health Intelligence Ltd

(Translation of registrant’s name into English)

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on November 7, 2023, Advanced Health Intelligence Ltd (the “Company”) received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that its stockholders’ equity as reported in its Form 20-F for the period ended June 30, 2023 (the “Form 20-F”), did not meet the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires companies listed on the Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000. In the Company’s Form 20-F, the Company reported stockholders’ equity of A$2,027,882, which is below the minimum stockholders’ equity required for continued listing pursuant to Nasdaq Listing Rule 5550(b)(1).

On May 7, 2024, the Company received written notice from Nasdaq (the “Delisting Letter”) that the Company has not regained compliance with the minimum stockholders’ equity requirement for continued listing. Accordingly, unless the Company requests an appeal of the determination in the Delisting Letter, the Company’s securities will be delisted from The Nasdaq Capital Market, trading of the Company’s common stock will be suspended at the opening of business on May 16, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq.

The Company fully intends to appeal such determination by requesting a hearing to Nasdaq’s hearings panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series to stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

This Form 6-K is filed to satisfy the obligation under Nasdaq Listing Rule 5810(b) that the Company publicly disclose the deficiency within four (4) business days after the date of the deficiency letter.

Attached as Exhibit 99.1 and 99.2 to this Report on Form 6-K are copies of the press release of Advanced Health Intelligence Ltd, dated May 10, 2024: “AHI Shareholder Equity Compliance Update,” and dated May 10, 2024: “Kalibra Intentional Health Application Launches with AHI Integrated Biometric Screening.”

99.1	Press release dated May 10, 2024
99.2	Press release dated May 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED HEALTH INTELLIGENCE LTD

Date: May 10, 2024	By:	/s/ Scott Montgomery
		Name:	Scott Montgomery
		Title:	Chief Executive Officer

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